POWER-SAVE ENERGY COMPANY
3940-7 Broad Street, #200
San Luis Obispo, California 93401

July 12, 2007

VIA EDGAR

Mr. H. Christopher Owings, Assistant Director
Mr. Matthew Benson, Attorney-Advisor
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Power--Save Energy Company Registration Statement on Form SB-2 Filed May 22, 2007 File No. 333-143151

Form 10-QSB filed for the period March 31, 2007 File No. 0-30215

Messrs. Owings and Benson:

                This letter sets forth the responses of Power-Save Energy Company (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated June 15, 2007 (the "Comment Letter") with respect to the above-referenced filings. In addition, the Company has filed through EDGAR a Pre-Effective Amendment No. 1 ("Amendment No. 1") to the above-referenced registration statement (the "Registration Statement") which incorporates the Company's responses to the Staff's comments to the Registration Statement.

                We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter. Immediately following each such comment is the Company's response in regular font. The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.

General

1.	We note that your chief executive officer, Michael Forster, is registering to transfer 2,490,222 shares of common stock, without consideration, to holders of record of Disability Access Corp. Please fully discuss the purpose of this transaction and explain why the common shares are being transferred without consideration. Further discuss the effect this transaction will have on other shareholders. We may have further comments upon review of your response.

The Company has added additional disclosure in Amendment No. 1 concerning the purpose of the transaction and the reason the common shares are being transferred without consideration.

As noted in Amendment No. 1, Mr. Forster was at one time the principal stockholder of Disability Access Corp., a pink sheet listed company that was previously known as Power-Save Energy Corp. At the time, that entity was engaged in the marketing of power saving devices that it acquired from KVAR Energy, Inc., an unaffiliated third party manufacturer, under the terms of a license agreement.

Mr. Forster was also the principal executive officer and sole owner of a privately held corporation which had been formed to develop its own proprietary line of residential and commercial power saving devices.

On September 13, 2006, Mr. Forster merged this privately held corporation into what is now the Company. He then resigned his position with Disability Access Corp. and sold his stock in that entity. Disability Access Corp. discontinued sales of power saving devices, and was merged with another operating company. No approval of the stockholders was required or secured in connection with Mr. Forster's sale of his interest in Disability Access Corp.

The Company is separate and distinct from Disability Access Corp., and manufactures, markets and sells a competing product line. Nonetheless, shareholders of Disability Access Corp. were confused by the change and began contacting Mr. Forster concerning the transaction.

Rather than address individual claims relating to the transaction Mr. Forster determined to provide each shareholder of Disability Access Corp. as of September 13, 2006 with one share of the Company's stock for each share of Disability Access Corp. stock that they held on that date. The last reported trading price for the Company on July 11, 2007 was $.71 per share; while the last reported trading price for Disability Access Corp. on that date was $.0003 per share.

Mr. Forster is delivering the shares from his account, rather than have the Company issue additional shares in order to avoid dilution to the Company's other current stockholders. Additional disclosure to this effect is included in Amendment No. 1 on the cover page of the prospectus, under "Prospectus Summary" and under "Plan of Distribution".

Form 10-Q filed for the Period Ended March 31, 2007
Disclosure Controls and Procedures

2.	We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days before the filing date of this quarterly report...." Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please confirm that you will comply with this requirement in future filings.

The Company confirms that it will comply with such requirement in future filings.

3.	We note that you state that your disclosure controls and procedures were effective to ensure the timely collection, evaluation, and disclosure of information relating to the Company. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

In future filings the Company will revise its disclosure, if true, to state that the Company's officers concluded that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

4.	We note that you state there were no significant changes in your internal control over financial reporting. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

The Company confirms that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Further, in future filings, the Company will disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting.

Exhibits 31.1 and 31.2
5.	Please revise your certifications to delete the title of the certifying officer and to refer to "small business issuer" rather than "Company."

As Mr. Benson discussed with the Company's counsel, James A. Mercer III, in lieu of filing an amendment to the Company's Form 10-Q filed for the period ended March 31, 2007 to revise the certifications as requested in the above comment, the Company confirms that in future filings it will file certifications that delete the title of the certifying officer and refer to "small business issuer" rather than "Company."

* * * *

                With respect to our Registration Statement, the Company acknowledges that:

•	should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                 Thank you for your assistance in this matter. Please call me at (866) 297-7192 or James A. Mercer III, of Duane Morris LLP, counsel to Power-Save Energy Company, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Michael Forster Chief Executive Officer and President